Mail Stop 4561

April 14, 2008

Mr. Peregrine C. de M. Broadbent
Executive Vice President and Chief Financial Officer
Jefferies Group, Inc.
520 Madison Avenue
12th Floor
New York, NY 10022

      Re: Jefferies Group, Inc.
               Form 10-K for fiscal year ended December 31, 2007
               Filed February 29, 2008
               File No. 001-14947

Dear Mr. Broadbent:

      We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, Financial Condition and Capital Resources

Analysis of Financial Condition and Capital Resources, page 29

1.   We note your disclosure of non-GAAP financial measures, including tangible stockholders' equity, pro forma stockholders' equity, pro forma tangible stockholders' equity, adjusted shares outstanding and adjusted assets. Please tell us how your current disclosures have complied with the requirements of Item 10(e)(1)(i)(C) of Regulation S-K.

Commitments, page 33

2.   We note that the amount of senior notes within your contractual obligations table represents principal payments. Please tell us why you have not disclosed interest related to your senior notes. Refer to footnote 46 in our Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Organization and Summary of Significant Accounting Policies

Financial Instruments Owned and Financial Instruments Sold, not yet Purchased and Fair Value, page 56

3.   We note your disclosure of fair value measurements under SFAS 157. Please tell us how you have incorporated a discussion of your valuation techniques into your disclosures. Refer to paragraph 18 of SFAS 157.

*   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573, Jennifer Monick, Staff Accountant, at 202.551.3295 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief